O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004

VIA EDGAR

June 19, 2020

Ms. Tara Harkins

Ms. Jeanne Baker

Mr. David Lin, Esq.

Mr. Michael Clampitt, Esq.

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Harkins, Ms. Baker, Mr. Lin and Mr. Clampitt:

Nkarta, Inc. (CIK No. 0001787400)

Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form S-1 Confidentially Submitted on May 18, 2020

On behalf of our client, Nkarta, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 29, 2020 regarding the Company’s amendment no. 2 to the draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on May 18, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form S-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Registration Statement on Form S-1

Contractual Obligations and Commitments, page 86

1.

You indicate that the May 2020 second amendment to the lease agreement is not included in the operating lease commitments as of March 31, 2020. If the cash lease payments under this amendment are material, please expand your footnote to present these payments using the same time frames stipulated in the table. We believe this information will provided increased transparency on your long-term lease obligations. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

The Company has revised its disclosure on page 88 in response to the Staff’s comment.

Patents, Trademarks and Proprietary Technology, page 112

2.

You disclose on pages 113 and F-16 that in August 2016, you entered into a license agreement with the National University of Singapore and St. Jude Children’s Research Hospital, Inc., which could require that you make milestone payments to the licensors upon the completion of “certain regulatory and commercial milestones.” Please revise to describe such milestones in greater detail, and if applicable, how they will be calculated. Also please provide more detailed disclosure regarding the “certain performance objectives which obligate the Company to meet various milestones over time,” including the approximate timeframe involved.

The Company has revised its disclosure on pages 116-117 and F-16 in response to the Staff’s comment.

Financial Statements as of December 31, 2019

Balance Sheet, page F-3

3.	Please revise to remove your pro forma stockholders’ equity as of December 31, 2019. Refer to Rule 11-02(c)(1) of Regulation S-X.

The Company has revised its disclosure on page F-3 in response to the Staff’s comment.

Condensed Financial Statements as of March 31, 2020

Note 13. Subsequent Events, page F-50

4.

You indicate that in May 2020, the Company signed a second amendment to your lease agreement. Please expand your disclosures to provide the material terms of the amendment so that readers may understand the significant rights and obligations under the amended lease. Refer to ASC 842-20-50-3b.

The Company has revised its disclosure on pages F-49 and F-50 in response to the Staff’s comment.

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If you have any questions regarding the Revised Registration Statement, please contact Eric Sibbitt by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com, Sydney Ryan, by telephone at 415-984-8908 or via email at sryan@omm.com, or Frances D. Schulz, the audit engagement partner at Ernst & Young LLP, by telephone at 650-802-4510 or via email at fran.schulz@ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Eric Sibbitt

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Partner, Shearman & Sterling LLP

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